Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Incorporation
CAC Development Ltd.	Canada
Canadian Air-Crane Ltd.	Canada
Erickson Air-Crane Malaysia Sdn. Bhd.	Malaysia
European Air-Crane S.p.A.	Italy
Dutch Air-Crane B.V.	The Netherlands